January 18, 2008


Mail Stop 04-09

David Lichtenstein
c/o The Lightstone Group
326 Third Street
Lakewood, New Jersey 08701

	RE:	Lightstone Value Plus Real Estate Investment Trust, Inc.
      Post-Effective Amendment to
      Registration Statement on Form S-11
      File No. 333-117367
      Filed on January 15, 2008

Dear Mr. Lichtenstein:

      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

1. Please revise the use of proceeds table on pages 6 and 64 such that "amount available for investment" reflects the gross offering proceeds minus the offering expenses. In addition, please revise the latter half of the table to reflect the amount actually available for investment in properties after deduction of acquisition fees, expenses and working capital reserves.

2. Please provide a summary of your current portfolio in the summary section.

3. Please update your occupancy, average rent and, with respect to your retail and office properties, lease expiration information to the nine months ended September 30, 2007 or a more recent date.
In
addition, please also include such data for 2006 to the extent you owned the property prior to December 31, 2006.

*  *  *  *

      As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please contact me at (202) 551-3852 with any other questions.

						Sincerely,


						Michael McTiernan
						Special Counsel

cc:  	Peter Fass (via facsimile)
	Proskauer Rose LLP


David Lichtenstein
Lightstone Value Plus Real Estate Investment Trust, Inc.
January 18, 2008
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